                                                                     EXHIBIT I-1

SECURITIES AND EXCHANGE COMMISSION
(RELEASE NO. 35-     )
FILING UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
__________, 1998

NORTHERN STATES POWER COMPANY (70-_____)

    Notice is hereby given that the following filing has been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application-declaration for complete statements of the proposed transaction(s) summarized below. The application-declaration is available for public inspection through the Commission's Office of the Public Reference.

    Interested persons wishing to comment or request a hearing on the
application-declaration should submit their views in writing by             ,
1998 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy of the relevant application(s) and/or declaration(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificates) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application-declaration, as filed or as amended, may be granted and/or permitted to become effective.

    Northern States Power Company ("NSP"), a Minnesota corporation located at 414 Nicollet Mall, Minneapolis, Minnesota 55401, is a public utility company and a holding company exempt from all provisions of the Act except section 9(a)(2) pursuant to Section 3(a)(2) of the Act and by order of the Commission in NORTHERN STATES POWER COMPANY, Holding Co. Act Release No. 22334, 24 SEC Docket 405 (Dec. 23, 1981). NSP has filed an application-declaration relating to the proposed merger (the "Merger") of Black Mountain Gas Company, an Arizona corporation ("BMG"), into NSP, and following the Merger, the separation (the "Spin-off") of BMG into a wholly-owned, first-tier subsidiary of NSP (the Merger and the Spin-off are collectively referred to as the "Transaction"). The application-declaration requests an order under section 9(a)(2) and 10 of the Act authorizing the Spin-off of BMG as a wholly-owned, first-tier subsidiary of NSP following the Merger. The application-declaration also requests an order under section 3(a)(2) of the Act declaring it exempt from all provisions of the Act except section 9(a)(2) following consummation of the Transaction which will establish BMG as a direct wholly-owned subsidiary of NSP.

    NSP and BMG have entered into an Agreement and Plan of Merger, dated as of December 29, 1997 (the "Merger Agreement"), whereby BMG will be merged into NSP with NSP as the surviving corporation. Following receipt of the Commission's approval of the Spin-off pursuant to the application-declaration, NSP will cause the assets of BMG to be transferred to a newly-formed, wholly-owned, first-tier subsidiary of NSP. The effect of such transfer will be that BMG will become a wholly-owned subsidiary of NSP.

    Upon completion of the Transaction, NSP will directly own Northern States Power Company, a Wisconsin corporation ("NSP-W"), a public utility company, and BMG, also a public utility company. In addition to owning NSP-W and BMG, NSP will continue to own all of its existing non-utility subsidiaries upon consummation of the Transaction.

    NSP is engaged primarily in the generation, transmission and distribution of electricity throughout a 30,000 square mile service area. NSP also purchases, distributes and sells natural gas to retail customers, and transports customer-owned gas, in approximately 118 communities within this area. NSP provides electric utility service in South Dakota and electric and gas utility service in Minnesota and North Dakota.

Of the more than 2.5 million people served by NSP, the majority are concentrated in the Minneapolis-St. Paul metropolitan area. In 1997, more than 73% of the electric retail revenue of NSP was derived from sales in the Minneapolis-St. Paul metropolitan area and more than 66% of its retail gas revenue was derived from sales in the St. Paul metropolitan area. As of December 31, 1997, NSP provided electric utility service to approximately 1,220,000 customers and gas utility service to approximately 375,000 customers.

    NSP owns all of the outstanding common stock of NSP-W, a Wisconsin corporation, which is a public-utility company under the Act. NSP-W is engaged in the generation, transmission, and distribution of electricity to approximately 206,700 retail customers in an area of approximately 18,900 square miles in northwestern Wisconsin, to approximately 9,200 electric retail customers in an area of approximately 300 square miles in the western portion of the Upper Peninsula of Michigan, and to 10 wholesale customers in the same general area. NSP-W purchases, distributes and sells natural gas to retail customers or transports customer-owned natural gas, in the same service territory to approximately 72,100 customers in Wisconsin and 4,900 customers in Michigan. In 1997, NSP-W provided approximately 13% of NSP's consolidated revenues.

    Non-utility businesses conducted directly by NSP consist of: (i) an appliance warranty program for its residential customers, (ii) construction of natural gas distribution systems for third parties (primarily end-users and municipal gas systems), (iii) sale and installation of power quality instruments, primarily to protect equipment of customers from electric surges,
(iv) sale of steam to industrial customers in NSP's service territory, and (v) installation and maintenance of street lighting for municipalities and other customers.

    While NSP-W is currently the only public-utility subsidiary of NSP under the Act, NSP has nine other directly-owned subsidiaries that are engaged in various non-utility businesses. For the year-ended December 31, 1997, approximately 8% of NSP's consolidated operating revenues (before intercompany eliminations) and 8% of its consolidated net income were derived from the non-utility businesses. As of December 31, 1997, approximately 20% of NSP's consolidated assets were invested in non-utility businesses.

    On a consolidated basis, NSP's operating revenues for the twelve months ended December 31, 1997, were $3.2 billion, of which approximately $2.1 billion was derived from NSP's electric operations, approximately $415 million was derived from NSP's gas operations, approximately $312 million was derived from NSP-W's electric operations, approximately $90 million was derived from NSP-W's gas operations and approximately $238 was derived from non-utility businesses.

    Consolidated assets of NSP and its subsidiaries as of December 31, 1997 were approximately $7.1 billion, consisting of $3.7 billion in net electric utility property, plant and equipment ($3.1 billion for NSP and $573 million for NSP-W); $415 million in net gas utility property, plant and equipment ($355 million for NSP and $60 million for NSP-W); $1.4 billion in non-utility subsidiary assets; and $1.6 billion in other corporate assets.

    As of April 30, 1998, there were 75,368,508 shares of NSP Common Stock and 1,050,000 shares of NSP cumulative preferred stock outstanding. NSP-W does not have any preferred stock outstanding and all of its common stock is owned by NSP.

    BMG is an Arizona public service corporation that provides natural gas distribution to an area of approximately 100 square miles in Maricopa County, Arizona, and provides propane gas distribution to an area of approximately 20 square miles in Coconino County, Arizona, pursuant to certificates of convenience and necessity issued by the Arizona Commission. As of the year ended December 31, 1997, BMG provided utility services to 6,097 customers. Most of its customers are residential. Non-residential customers include two school districts, three resorts and multiple light commercial customers. As such, BMG is a "gas utility company" as defined in Section 2(a)(4) of the Act. BMG does not own, control or hold the voting securities of any public-utility company or holding company under the Act and, thus, it is not a "holding company" as defined under Section 2(a)(7) of the Act. BMG has no subsidiaries.

    BMG also provides non-utility services and bulk propane sales through its Lake Powell Propane division. Such non-utility services also include appliance repair. In 1997, revenues and net income from non-utility services totaled $865,000 and $190,000, respectively, representing 14% and 14.7% of BMG's operating revenue and net income, respectively, for the year ended December 31, 1997.

    For the year ended December 31, 1997, BMG's total operating revenues and net income were approximately $6.2 million and $1.3 million, respectively. BMG's net utility assets as of December 31, 1997, were approximately $10.3 million.

    Pursuant to the Merger Agreement, upon effectiveness of the Merger, each issued and outstanding share of common stock, no par value, of BMG ("BMG Common Stock") (except shares owned by BMG as treasury stock or held by BMG shareholders who perfect dissenters' rights with respect thereto ("BMG Dissenting Shares")) will be canceled and converted into the right to receive a fraction of a share of common stock, $2.50 par value, of NSP ("NSP Common Stock") equal to the quotient (hereinafter, the "Exchange Ratio") derived by dividing (A) $17,750,000 by (B) the product of (i) the volume weighted average of the closing prices for NSP Common Stock on the New York Stock Exchange for the twenty full trading days ending on the third full trading day prior to the date (the "Effective Time") the Merger becomes effective (the "Average NSP Share Price") and (ii) the number of shares of BMG Common Stock issued and outstanding immediately prior to the Effective Time. Pursuant to the Merger Agreement an additional number of shares of NSP Common Stock equal to the quotient derived by dividing $1,500,000 by the Average NSP Share Price will be placed in escrow as soon as practicable after the Effective Time to satisfy any indemnification claims of NSP under the Merger Agreement. Such additional shares, net of any indemnification claims, will be distributed pro rata to the former holders of BMG Common Stock, except BMG Dissenting Shares, on or about the first anniversary of the closing of the Merger. Following receipt of the Commission's approval of the Spin-off pursuant to the application-declaration, NSP will cause the assets of BMG to be transferred to a newly-formed, wholly-owned, first-tier subsidiary of NSP.

    The application-declaration states that the Transaction is expected to produce significant benefits to the public, investors and consumers and will meet all applicable standards of the Act. Among other things, NSP and BMG believe that the Transaction offers strategic and financial benefits to each company, including economies and efficiencies through the consolidation of overlapping or duplicative programs and expenses and the combined procurement of material and supplies. The Transaction is also expected to improve the efficiency of the BMG system through the technological, operations, gas purchasing, customer service and regulatory expertise of NSP.

    Following consummation of the Transaction, NSP states that it will continue to be an exempt holding company under the Act because NSP will continue to be predominantly a public-utility company and its operations as such will remain confined to Minnesota, its state of incorporation, and states contiguous thereto.

    For the Commission, by the Division of Investment Management, pursuant to delegated authority.